Exhibit 99.1

Volvo: Order Received for 126 Nova Buses to Vancouver

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 9, 2006--Volvo Buses' subsidiary Nova Bus has received an order for 126 city buses to TransLink, in Vancouver, Canada. The order is valued at USD 50.2 M, with delivery during 2007.

TransLink is the authority responsible for public transportation in the Greater Vancouver area. Seventy-five of the new buses will replace older buses that have been in traffic since the beginning of the 1990s, while the remainder are an addition to the bus fleet. This is a breaktrough for Nova Bus in Vancouver since this is the first big order from TransLink.

The new buses are the Nova LFS model, a 12.2-meter-long low-entry bus. The buses are equipped with the latest generation diesel engines that use ultra-low-sulfur fuel with a particulate exhaust trap. The impact on net air quality was one of the reasons that TransLink chose the Nova LFS. Lifecycle cost was another.

"We had an opportunity to test a Nova Bus in 2005, and we were as impressed with the look and ride as we were with its performance," says Malcolm Brodie, Chairman of the TransLink Board of Directors.

Nova Bus is a division of Prevost Car Inc., which is a wholly owned subsidiary of Volvo Bus Corporation. Nova Bus is one of the largest manufacturers of city and intercity buses in North America. The company has two plants in Canada.

October 9, 2006

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT:
Volvo
Per-Martin Johansson, press officer, +46 31 322 52 00
per-martin.johansson@volvo.com